UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Mariya Pylypiv
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,595,270
	9	SOLE DISPOSITIVE POWER 7,595,270
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,595,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

(Amendment No. 1)

Item 1. Security and Issuer.

Item 1 of the Original 13D (as defined herein) is amended and restated in its entirety as follows:

This is Amendment No. 1 (“Amendment No. 1”) to the original Schedule 13D, filed on June 21, 2021, (the “Original Schedule 13D”) by the Reporting Person. This statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of UpHealth, Inc., a Delaware corporation, (the “Company”), whose principal executive offices are at 14000 S. Military Trail, Suite 203, Delray Beach, FL 33484.

Item 2. Identity and Background.

No amendment is being made here to the information included in the correlated Item 2 section of Reporting Person’s Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is amended and supplemented to add the following:

Of the shares reported herein, (i) 7,461,644 shares of Common Stock were acquired pursuant to the Business Combination, (ii) 30,000 shares were acquired via purchase of same by the Reporting Person on or about November 17, 2022, (iii) 51,813 shares of Common Stock were acquired upon the vesting of restricted stock units previously granted to the Reporting Person and vested on May 1, 2022, without the payment by the Reporting person of other funds or similar consideration and (iv) 51,813 shares of common stock represent restricted stock units that vest within 60 days of this filing, without the payment by the Reporting Person of other funds or similar consideration. The aggregate amount beneficially owned by the Reporting Person does not include 43,000 shares of Common Stock owned by her spouse for which the Reporting Person disclaims beneficial ownership.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

The Reporting Person originally acquired the Common Stock for investment purposes, but has become troubled by the precipitous decline in the trading price of the Company’s common stock in recent months. Accordingly, the Reporting Person has discussed these concerns with other significant stockholders of the Company. Following those discussions, the Reporting Person took the following actions:

(a)

The Reporting Person, in her capacity as a stockholder of the Company, entered into a Voting Agreement, dated May 27, 2022, (the “Voting Agreement”) with certain other stockholders of the Company. A copy of the Voting Agreement is included herein as Exhibit 99.2 within Item 7. (Reporting Person and the other stockholders who are parties to the Voting Agreement shall be collectively referenced hereinafter as the “Stockholder Group.” The aggregate amount of shares of Common Stock owned by them constitutes a majority of the issued and outstanding shares of the Company as of the date of this filing.) Pursuant to the Voting Agreement, the Stockholder Group agreed to vote the shares of the Common Stock owned by them in favor of the Bylaws Amendment (as defined below) and in favor of the election to the board of directors of the Company of director nominees selected by the Stockholder Group at the 2022 annual meeting of stockholders.

(b)

The Reporting Person, in her capacity as a stockholder of the Company, directed Jeffery Bray, as the representative of the Stockholder Group, to send a letter to the board of directors of the Company. A copy of Mr. Bray’s letter to the board of directors of the Company is included herein as Exhibit 99.3 within Item 7. The letter requested that the board meet with the Stockholder Group to discuss their concerns and confirm in writing that the board of directors will permit the Stockholder Group to nominate a slate of directors for election at the 2022 annual meeting of stockholders.

Further, following the above-referenced discussions, Chirinjeev Kathuria, Co-Chairman of the Company’s board of directors, in his capacity as Co-Chairman of the Company’s board of directors, called a Special Meeting of the Stockholders, as permitted under Section 2.2 of the Company’s bylaws, for the stated purpose of amending the provisions of Section 3.2, Advance Notice for Nomination of Directors, of the bylaws of the Company (the “Bylaws Amendment”). A copy of the Notice of Calling of Special Meeting of the Stockholders of UpHealth, Inc. is included herein as Exhibit 99.4 within Item 7. The stated purpose of the proposed amendment to the bylaws of the Company is to modify the requirements for stockholders of the Company to make nominations of persons to be elected to the Company’s board of directors at annual or special meetings of the stockholders, or any postponement or adjournment of such meeting. Dr. Kathuria seeks to have this amendment to the bylaws effective prior to the holding of the Company’s 2022 Annual Meeting of Stockholders, or any postponement or adjournment of such meeting. Dr. Kathuria has requested the Company’s board of directors to hold the Special Meeting of Stockholders on August 4, 2022 at 10:00 a.m. EDT by remote communications and set the record date for the meeting as June 13, 2022. During a Special Meeting of the Company’s board of directors on May 31, 2022, which was called for purposes of scheduling the Special Meeting of the Stockholders, the Company’s board of directors took the position that Dr. Kathuria, in his capacity as Co-Chairman, did not have the unilateral authority to call a Special Meeting of the Stockholders. As a result, the Company’s board of directors did not schedule the Special Meeting of the Stockholders, as requested by Dr. Kathuria.

The Reporting Person or any of her affiliates may, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Common Stock now owned or hereafter acquired by her, except to the extent prohibited by the Voting Agreement.

The Reporting Person may, from time to time or at any time, take further action, alone or in concert with other stockholders of the Company or other third parties, based on concerns regarding the Company, may formulate a plan with respect to such matters, and may hold discussions with or make formal proposals to management or the board of directors of the Company or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a)	As of the date of this filing, the Reporting Person beneficially owns an aggregate of 7,543,457 shares of Common Stock, or 5.24%.

As of the date of this filing, the members of the Stockholder Group, who, together with the Reporting Person, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Common Stock as set forth next to their names:

Stockholder Name	No. of Shares Beneficially Owned	Percentage Ownership	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA	72,437,807	50.33%	5,039,178	67,398,629	5,039,178	0
Alexandra Bray	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Samantha Josephine Bray UTMA	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Anais Alexandra Bray UTMA	475,504	0.33%	0	475,504	475,504	0
John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust	6,478,997	4.50%	0	6,478,997	6,478,997	0
The Anais Bray Protective Irrevocable Trust	2,699,582	1.88%	0	2,699,582	2,699,582	0
The Bray Descendants Trust	1,079,833	0.75%	0	1,079,833	1,079,833	0
The Samantha Bray Irrevocable Trust	2,699,582	1.88%	0	2,699,582	2,699,582	0
Jacque Butler	1,403,804	0.98%	0	1,403,804	1,403,804	0
Alfonso Gatmaitan	1,183,460	0.82%	0	1,183,460	1,183,460	0
Azfar Malik, M.D.	962,458	0.67%	0	962,458	0	962,458
AM Physicians LLC	962,458	0.67%	0	962,458	0	962,548
Chirinjeev Kathuria	43,182,294	30.01%	0	43,182,294	43,182,294	0
Mariya Pylypiv	7,595,270	5.28%	0	7,595,270	7,595,270	0
Syed Sabahat Azim	6,116,842	4.25%	0	0	0	6,116,842
Richa Sana Azim	6,116,842	4.25%	0	0	0	6,116,842
Kimberlite Social Infra Private Limited	684,981	0.48%	0	0	0	684,981
Eligere Limited Liability Company	6,116,842	4.25%	0	6,116,842	0	0

The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other members of the Stockholder Group. The other members of the Stockholder Group have filed separate Schedule 13Ds with respect to their interests. The Reporting Person is not responsible for the completeness and accuracy of the information concerning the other members of the Stockholder Group.

The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 143,840,305 shares of Common Stock issued and outstanding as of May 20, 2022 as reported in the Company’s Form 10-Q filed on May 23, 2022; plus, (i) in the case of “Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA,” 51,813 shares of common stock from restricted stock units that vest within 60 days of this filing for Mariya Pylypiv, and 23,542 shares of common stock from restricted stock units that vest within 60 days of this filing for Chirinjeev Kathuria, (ii) in the case of Dr. Pylypiv, 51,813 shares of common stock from restricted stock units that vest within 60 days of this filing for her and (iii) in the case of Dr. Kathuria, 51,813 shares of common stock from restricted stock units that vest within 60 days of this filing for him.

(b)	Dr. Pylypiv has shared voting power and sole dispositive power with respect to 7,595,270 shares of Common Stock.

See the table in Item 5(a) for information regarding the power to vote or direct the vote and power to dispose or direct the disposition of shares of Common Stock of the members of the Stockholder Group.

(c)

The Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of this filing of this Schedule 13D, other than 51,813 shares of Common Stock were acquired upon the vesting of restricted stock units previously granted to the Reporting Person.

(d)

To the best of the knowledge of the Reporting Person, no one other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and restated in its entirety as follows:

References to the Voting Agreement in the above Item 4 section of this amended Schedule 13D are incorporated by reference herein as if fully restated here and the Voting Agreement, attached as Exhibit 99.2, is incorporated by reference herein. The description of the Voting Agreement in this Schedule 13D is not intended to be complete and is qualified in its entirety by reference to such agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and supplemented to add the following:

Exhibit 99.2:	Voting Agreement, dated May 27, 2022, between the Reporting Person and certain other stockholders of the Company

Exhibit 99.3:	Letter from Jeffery Bray to the Board of Directors of the Company

Exhibit 99.4:	Notice of Calling of Special Meeting of the Stockholders of UpHealth, Inc. by Dr. Chirinjeev Kathuria, Co-Chairman of the Board.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2022

MARIYA PYLYPIV

/s/ Mariya Pylypiv